

NEWS RELEASE

Orla Mining Repays Revolving Credit Facility to Achieve Debt-Free Status

Vancouver, BC – October 15, 2024 - **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to announce that, subsequent to quarter end, the Company repaid the entirety of the outstanding balance on its revolving credit facility (the "Credit Facility") totalling $58.4 million. With this repayment, the Company is now debt free with cash on hand of approximately $120 million. The Credit Facility of $150.0 million will remain in place and be available to the Company until its expiry on August 28, 2027. *(All amounts expressed are in millions of US dollars and are unaudited).*

"Paying down the remaining outstanding balance on our Credit Facility, only in our third year of operations, is a testament to the robust cash generation from our Camino Rojo Mine. Our continued financial discipline coupled with the increasing gold price has strengthened our financial position and accelerated this repayment. We are well-positioned to continue to invest in our growing business for the future. Thank you to our lenders for their continued support."

-        Etienne Morin, Chief Financial Officer

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 139,000 hectares which contains a large oxide and sulphide mineral resource. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

Forward-looking Statements